UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sono Group N.V.

(Name of Issuer)

Ordinary shares, par value of €0.06 per share

(Title of Class of Securities)

N81409109

(CUSIP Number)

Jona Christians

c/o Sono Group N.V.
Waldmeisterstraße 93
80935 Munich, Germany
+49 (0)89 4520 5818
legal@sonomotors.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Jona Christians
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 9,618,749
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 9,618,749
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,618,749 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) See Item 5. Although they do not share voting power, as a result of entering into a shareholder commitment letter, Jona Christians may be deemed to be a member of a “group” with Laurin Hahn, who also entered into the shareholder commitment letter and is separately reporting beneficial ownership on Schedule 13D.

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(2) See Item 4 of this Amendment for the description of an undertaking by Jona Christians to sell and transfer shares to Bambino 255. V V UG and SVSE LLC for the benefit of, respectively, the creditors of Sono Motors GmbH, the Issuer’s sole subsidiary, and members of the management board of the Issuer.

(3) The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 108,667,115 shares (being the sum of 105,667,115 ordinary shares and 3,000,000 high voting shares) of the Issuer outstanding as a single class as of March 20, 2024, assuming conversion of all high voting shares into ordinary shares.

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EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Jona Christians (the “Reporting Person”) with the Securities and Exchange Commission on December 19, 2023. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Paragraphs (b) and (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(b)        The address for the Reporting Person is c/o Treucontrol Treuhand GmbH, Thomas-Wimmer-Ring 17, 80539 Munich, Germany.

(c)        The principal occupation of the Reporting Person is entrepreneurship after serving as the Co-Chief Executive Officer and member of the management board of the Issuer and as the Co-Chief Executive Officer and Managing Director of Sono Motors GmbH (the “Subsidiary”), in each case until January 31, 2024. The business address of the Issuer and the Subsidiary is Waldmeisterstraße 93, 80935 Munich, Germany.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

The Reporting Person entered into a Sale and Transfer Agreement dated February 1, 2024 (the “Sale and Transfer Agreement”) with Bambino 255. V V UG (“Transferee 1”), SVSE LLC (“Transferee 2”) and the Issuer, pursuant to which the Reporting Person sold and transferred (i) 6,118,749 Ordinary Shares to Transferee 1 and (ii) 8,197,698 Ordinary Shares and all of his High Voting Shares in the Issuer to Transferee 2. The transfers of the 1,424,053 High Voting Shares and 8,197,698 Ordinary Shares to Transferee 2 were reflected in the Issuer’s share register on February 1, 2024 and March 25, 2024, respectively. The transfer of the 6,118,749 Ordinary Shares to Transferee 1 has not yet been formally effected but is expected to occur in the short term.

In addition, Laurin Hahn entered into a Sale and Transfer Agreement with Transferee 1, Transferee 2 and the Issuer, pursuant to which Mr. Hahn sold and transferred (i) 7,187,500 Ordinary Shares to Transferee 1 and (ii) 9,108,553 Ordinary Shares and all of his High Voting Shares in the Issuer to Transferee 2. The transfers of the 1,578,947 High Voting Shares and 9,108,553 Ordinary Shares to Transferee 2 were reflected in the Issuer’s share register on February 1, 2024 and March 25, 2024, respectively. The transfer of the 7,187,500 Ordinary Shares to Transferee 1 has not yet been formally effected but is expected to occur in the short term.

Transferee 1 was designated, in connection with the Subsidiary’s prior self-administration proceedings, as trustee for the benefit of the Subsidiary’s creditors by the custodian. The Subsidiary exited its self-administration proceedings on February 29, 2024.

Transferee 2 was designated by the Issuer as the transferee for the managing directors of the Issuer. At the Issuer’s extraordinary general meeting of shareholders that was held on January 31, 2024, George O’Leary was appointed as the sole current member of the Issuer’s management board.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a,b)

The responses of the Reporting Person with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares (including but not limited to footnotes to such information) are incorporated herein by reference.

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The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which such Reporting Person has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

As a result of entering into the Shareholder Commitment Letter, the Reporting Person may be deemed to be a member of a “group” pursuant to Section 13(d) of the Exchange Act with Laurin Hahn, who also entered into the Shareholder Commitment Letter and who is separately reporting beneficial ownership of shares of the Issuer on Schedule 13D.

Laurin Hahn owns 9,618,749 Ordinary Shares of the Issuer, representing 8.9% of the Ordinary Shares of the Issuer.

The Reporting Person and Laurin Hahn in the aggregate own 20,306,249 Ordinary Shares. This aggregate amount represents 18.7% of the outstanding Ordinary Shares of the Issuer (see footnote (3) to the table above for an explanation of the calculation).

The information set forth in Items 2, 3 and 4 above is hereby incorporated by reference.

See Item 4 of this Schedule 13D for a description of the sale and transfer agreements, pursuant to which the Reporting Person and Laurin Hahn have each agreed to sell and transfer certain of their respective Ordinary Shares to Transferee 1 and Transferee 2 for the benefit of, respectively, the creditors of the Subsidiary and members of the management board of the Issuer.

(c)        Except as set forth in this Schedule 13D, neither the Reporting Person, nor, to the knowledge of the Reporting Person, Laurin Hahn, has effected any transactions with respect to the shares of the Issuer during the past 60 days.

(d)       Except as disclosed in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

(e)       Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit 99.1(1)	Sale and Transfer Agreement, dated February 1, 2024, by and among Jona Christians, Bambino 255. V V UG, SVSE LLC and Sono Group N.V.
Exhibit 99.2(1)	Sale and Transfer Agreement, dated February 1, 2024, by and among Laurin Hahn, Bambino 255. V V UG, SVSE LLC and Sono Group N.V.

(1)	This exhibit contains a typographical error with respect to “Bambino 225. V V UG”. The correct legal name is “Bambino 255. V V UG”.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2024	By:	/s/ Jona Christians
Jona Christians